

July 10, 2014

Cynthia M. Krus, Esq.
Sutherland Asbill & Brennan LLP
700 Sixth Street, NW, Suite 700
Washington, DC 20001-3980

Re: OFS Capital Corporation
        File Nos. 333-196704 and 814-00813

Dear Ms. Krus:

On June 12, 2014, you filed a registration statement on Form N-2 in connection with the registration of $150 million of shares of common stock of OFS Capital Corporation (the "Company"), a business development company ("BDC"). We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings, defined terms, and page numbers from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Cover Page

1.   The first paragraph on the cover page states that the Company invests primarily in debt investments. Please describe the credit quality ratings and maturities of these debt investments in this paragraph. If the debt investments are not rated, please state whether these investments, if they were rated, would be rated below investment grade. Please include the term "junk bonds" in describing debt instruments that are, or would be, rated below investment grade, and briefly describe the speculative investment characteristics of this type of investment. Please also provide these disclosures in the discussion of "Risks Related to Our Investments" on page 31 of the prospectus.

Prospectus Summary — Implications of Being an Emerging Growth Company (Page 7)

2.   This section discloses that the Company is an emerging growth company under the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), that it has complied with Section 404(b) of the Sarbanes-Oxley Act regarding auditor attestation for the fiscal year ended December 31, 2013, and that the Company has "not yet determined whether we will take advantage of any other exemptions that are not already applicable to business development companies." Please disclose in this section how the Company may take advantage of exemptions that are not applicable to BDCs. Also, please add the above disclosures to the cover page of the prospectus.

Additionally, on page 13 of the Company's Pre-Effective Amendment No. 9, filed with the Commission on October 24, 2012, the Company disclosed that it had made an irrevocable decision to opt out of the extended transition period for complying with new or revised accounting standards available to emerging growth companies under the JOBS Act. Please add this disclosure to this section and to the cover page.

Prospectus Summary — Recent Developments (Page 8)

3.   The second paragraph of this section states that OFS Advisor has reduced its base management fee for the remainder of the 2014 fiscal year. Please explain to us whether this reduction is a waiver of advisory fees that is subject to future recoupment and, if so, whether the waiver and future recoupment are subject to a contractual agreement between the Company and OFS Advisor.

Fees and Expenses (Page 9)

4.   Footnote (5) to the fee table states that the incentive fee shown in the fee table assumes that no incentive fee is earned by the adviser, consistent with the amount earned for the three months ended March 31, 2014. Please revise this footnote to also state that this is consistent with the amount earned by the adviser for the fiscal year ended December 31, 2014.

Also, footnote (9) to the fee table describes the line item for Acquired Fund Fees and Expenses ("AFFE"). Please provide the amount of the AFFE in the fee table, or disclose in footnote (9) that the Company does not currently invest in underlying funds or other investment companies, or that such fees and expenses do not exceed 0.01 percent of average net assets. See Instruction 10.a to Item 3 of Form N-2.

Fees and Expenses — Example (Page 11)

5.   The Example shows the estimated dollar amount of total cumulative expenses over various time periods based on the adviser's reduced base management fee of 0.875% for the remainder of 2014. Please revise the Example using the base management fee of 1.75% shown in the fee table. Also, please round the amounts shown in the Example to the nearest dollar. See Instruction 3 to Item 3 of Form N-2.

Risk Factors — Risks Related to Our Business and Structure — *We may have difficulty paying our required distributions if we recognize income before, or without, receiving cash representing this income.* (Page 24)

6.   This section describes the potential impact on distributions related to the Company's investments that provide payment-in-kind ("PIK") interest. Please explain to us whether the adviser will charge a fee on PIK interest, and whether the adviser will return that fee to the Company should the PIK interest become uncollectible. If the adviser charges a fee on PIK interest, and does not return the fee to the Company if it becomes uncollectible, please disclose this as a separate risk in the discussion of "Risk Factors."

Risk Factors — Risks Related to Our Securities — *There is a risk that shareholders may not receive distributions or that our distributions may not grow over time and a portion of our distributions may be a return of capital*. (Page 39)

7.   Please state in this section that a return of capital is a return to shareholders of a portion of their original investment in the Company rather than income or capital gains, and describe the short term and long term tax implications for shareholders.

Price Range of Common Stock and Distributions — *Distributions* (Page 45)

8.   Disclosure in this section indicates that the Company made return of capital distributions during the three months ended March 31, 2013, and the Company's Form 10-K filed on March 17, 2014, indicates return of capital distributions were made for the year ended December 31, 2013. With regard to these return of capital distributions:

- Whenever a distribution is disclosed in the registration statement or financial statements, please clearly identify the portion of the distribution that is a return of capital.

- If a portion of a distribution consists of a return of capital, do not use the term "dividend" to describe the distribution. For example, we note a "Dividends Declared" line item at the bottom of page 12 of the registration statement.

- Please revise the Company's website disclosure regarding dividends. Under the tab "Investor Relations/Stock Information" is a section entitled "Dividends." This disclosure should clearly identify the return of capital portion of the distribution, and the line item title "Current Dividend Yield" should not be used.

Also, please explain to us whether the Company provided shareholders with notices for all distributions that included a return of capital pursuant to Rule 19a-1 under the Investment Company Act of 1940 (the "Investment Company Act").

Determination of Net Asset Value — Determinations in connection with offerings (Page 114)

9.   The first sentence of this section states that, "[i]n connection with *certain* offerings of shares of our common stock, our board of directors or one of its committees *may* be required" to make the determination that the Company is not selling shares of its common stock below net asset value. (Emphasis added.) Please revise this sentence by deleting the term "certain," and stating that the board of directors or one of its committees *will* be required to determine that the Company is not selling shares below its net asset value.

Additionally, the second paragraph of this section states that, "[i]mportantly, this determination will not require that we calculate the net asset value of our common stock." Since Section 23(b) of the Investment Company Act, which applies to BDCs through Section 63 of the Investment Company Act, states that no registered closed-end company shall sell any common stock of which it is the issuer at a price below its current net asset value, "which net asset value shall be determined as of a time within forty-eight hours" prior to the date of sale of the common stock, please revise this section to comply with Section 23(b).

COMMENTS RELATED TO THE DECEMBER 31, 2013 FINANCIAL STATEMENT AND THE MARCH 31, 2014 FORM 10-Q

Consolidated Balance Sheets (Page F-38)

10.   In future financial statements, please include a line item for "Commitments and Contingencies," along with a reference directing the reader to the related footnote in the Company's Notes to Financial Statements (i.e., Note 9). See Regulation S-X Rule 6-04.15.

Consolidated Statements of Changes in Net Assets (Page F-41)

11.   In future financial statements, please provide the source of distributions on the Statement of Changes in Net Assets. See Regulation S-X Rule 6-09.3.

Notes to Consolidated Financial Statements — Note 5 — Related Party Transactions (Page F-71)

12.   Disclosure in this Note states that a base management fee of $2,374,000 and incentive fee of $0 was earned for the year ended December 31, 2013. The Consolidated Statement of Operations on Page F-39 states that the Company incurred $3,435,000 in management fees. Please explain the $1,061,000 difference in the management fee amounts disclosed in the Notes and on the Statement of Operations.

Notes to Consolidated Financial Statements — Note 13 — Financial Highlights (Page F-88)

13.   In future financial statements, please provide the source of the distributions in the Financial Highlights. See Item 4 of Form N-2.

PART C

Item 25. Financial Statements and Exhibits — (2) Exhibits (Page C-1)

14.   Exhibits (l) and (s), respectively, and the accompanying footnote, provide that a "Form of Opinion and Consent of Sutherland Asbill & Brennan LLP" and a "Form of Prospectus Supplement For Common Stock Offerings" will be filed by amendment. Please ensure that a completed and executed opinion and consent of counsel, and a form of prospectus supplement for common stock offerings, are filed with the next pre-effective amendment.

GENERAL COMMENTS

15.   Please advise us whether FINRA has approved the underwriting terms of the Company's offering.

16.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

17.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act of 1933 (the "Securities Act"), please identify the omitted information to us, preferably before filing the final pre-effective amendment.

18.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

19.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

20.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

        Notwithstanding our comments, in the event the Company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions prior to filing an amendment, please feel free to contact me at 202-551-6959.

Sincerely,

/s/Edward P. Bartz

Edward P. Bartz
Senior Counsel